# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: 5C Lending Partners Corp., CIK 0001998387
CUSIP: 000000000
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 330 Madison Avenue, 20th Floor, New York, New York (NY), 10017
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001315794

## Reporting persons
- Michael E. Koester: type of reporting person: individual (IN); citizenship or place of organization: New York (NY); does not affirm membership in a group (box b); sole voting power 151,714; shared voting power 1,000; sole dispositive power 151,714; shared dispositive power 1,000; aggregate amount beneficially owned 152,714 (3.13% of the class)
  Comment: The reported percentage is calculated based on 4,879,032 shares of common stock ("Common Stock") outstanding as of June 30, 2025 based on information received from the Issuer.
- Thomas Connolly: type of reporting person: individual (IN); citizenship or place of organization: New York (NY); does not affirm membership in a group (box b); sole voting power 151,714; shared voting power 1,000; sole dispositive power 151,714; shared dispositive power 1,000; aggregate amount beneficially owned 152,714 (3.13% of the class)
  Comment: The reported percentage is calculated based on 4,879,032 shares of Common Stock outstanding as of June 30, 2025 based on information received from the Issuer.

## Item 1. Issuer
Name of issuer: 5C Lending Partners Corp.
Address of issuer's principal executive offices: 330 Madison Avenue, 20th Floor, New York NY 10017

## Item 2. Person Filing
Name of person filing:
This Schedule 13G is filed by the persons listed below, all of whom together are referred to herein as the "Reporting Persons":

(i) Michael E. Koester
(ii) Thomas Connolly
Address of principal business office or, if none, residence: c/o 5C Lending Partners Corp, 330 Madison Avenue, 20th Floor, New York, NY 1001
Citizenship: See responses to Item 4 on each cover page

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See responses to Item 9 on each cover page.
Percent of class: See responses to Item 11 on each cover page.
Sole power to vote or to direct the vote: See responses to Item 5 on each cover page.
Shared power to vote or to direct the vote: See responses to Item 6 on each cover page.
Sole power to dispose or to direct the disposition: See responses to Item 7 on each cover page.
Shared power to dispose or to direct the disposition: See responses to Item 8 on each cover page.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 24.1 Joint Filing Agreement, dated as of November 13, 2024, incorporated by reference to this Schedule 13G filed by the Reporting Persons.

## Signatures
- Michael E. Koester: /s/ Michael E. Koester, Michael E. Koester (08/04/2025)
- Thomas Connolly: /s/ Thomas Connolly, Thomas Connolly (08/04/2025)